October 8, 2020

VIA EDGAR CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Confidential Submission of Draft Registration Statement on Form S-1 of Affirm Holdings, Inc.

Ladies and Gentlemen:

Affirm Holdings, Inc. (the “Company”) is confidentially submitting herewith the above-referenced draft Registration Statement on Form S-1 (the “Registration Statement”) of the Company under the Securities Act of 1933, as amended. Pursuant to Title 1, Section 101 of the Jobs Act, the Company is an “emerging growth company.”

Please be advised that the Company recently held pre-submission discussions with members of the Staff of the Commission’s Office of the Chief Accountant (the “OCA Staff”) regarding certain accounting-related matters pertaining to the Company’s transactions with its customers (collectively, the “Merchants”) and lenders (collectively, the “Bank Partners”). As part of those discussions, we were advised that the OCA Staff did not object to the Company conclusions that (1) its transactions with Merchants and its transactions with Bank Partners are separate and are not required to be presented on a net basis, and (2) the Bank Partners are the originators of the loans extended to the Merchants’ customers such that the Company should account for the loans separate from the fees received from the Merchants. This accounting is reflected in the consolidated financial statements included in the Registration Statement. Our primary contact at the Office of the Chief Accountant was Jonathan W. Duress.

Should you have any questions, please contact the undersigned at (415) 984-0490.

Sincerely,

/s/ Sharda Caro del Castillo

Sharda Caro del Castillo
Chief Legal Officer

Confidential Treatment Requested by Affirm Holdings, Inc.
Pursuant to 17 C.F.R. § 200.83